SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2022

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: Resolutions of the Shareholders’ Meeting 2022
•	Eni: amendment to 2022 financial calendar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: May 11, 2022

Eni: Resolutions of the Shareholders’ Meeting 2022

•	Eni S.p.A. 2021 Financial Statements
•	20201 net profit, €7.675 billion
•	total dividend per share of €0.86
•	authorisation to the Board of Directors for buy-back programme of Eni shares
•	updating of the Shareholders’ Meeting Regulations
•	resolution in favour of the Report on remuneration paid
•	any use of available reserves for and in place of the 2022 dividend
•	any use of the reserve pursuant to Law 342/2000 for and in place of the 2022 dividend
•	Cancellation of shares

Rome, 11 May 2022 – The Ordinary and Extraordinary Meeting of Eni’s Shareholders, held today, resolved the following:

(ordinary part)

♦	to approve the statutory financial statements at December 31, 2021 of Eni S.p.A. which report a net profit amounting to €7,674,594,670.59;
♦	to allocate the net profit for the period of €7,674,594,670.59, as follows:
-	to Shareholders in the form of a dividend of €0.43 per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date. The payment will be made on May 25, 2022, with an ex-dividend date of May 23, 2022 and a record date of May 24, 2022.
-	the amount remaining following the distribution of the proposed dividend to the available reserve.

The payment of €0.43 per share completes the payment of the 2021 dividend, after the distribution of a 50% interim dividend from Eni S.p.A. available reserves, as resolved by the Board of Directors on July 29, 2021, in accordance with the resolution of the Shareholders’ Meeting of May 12, 2021.

♦	to revoke, for the part not yet executed at the date of the Shareholders' Meeting, the authorisation to the Board to purchase treasury shares granted by the Shareholders’ Meeting of May 12, 2021;
♦	to authorise the Board of Directors pursuant to and for the purposes of Article 2357 of the Italian Civil Code to proceed with the purchase of shares of the Company, in multiple tranches, for a period up to April 30, 2023, for the purposes referred to in the explanatory report of the Board of Directors, within the time limits and on the conditions set out below:
-	the maximum number of shares to be purchased is equal to 10% of the ordinary shares (and 10% of share capital) making up Eni S.p.A. share capital (excluding treasury shares already held, representing 0.89% of share capital post cancellation), for a total outlay of up to €2.5 billion, based on the Brent price scenario according to the criteria established by the Board of Directors (as outlined above). The purchases shall be carried out within the limits of distributable profit and available reserves as reported in the most recent regularly approved financial statements. In connection with purchases of treasury shares, an equal amount of the available reserves or distributable profits will be allocated to a specific restricted reserve as long as the treasury shares are held;
-	the purchases shall be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements and (if applicable) current accepted market practices, which shall not be more than 10% greater or lower than the official price registered by the Eni S.p.A. stock in the trading session of the Euronext Milan, organised and operated by Borsa Italiana SpA, on the day before each individual transaction;
-	purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of shareholders and in compliance with any regulatory requirements and (if applicable) current accepted market practices and specifically:
-	on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of bids with predetermined offers;

-	with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable); and
-	under the conditions specified in Article 5 of Regulation (EU) no. 596/2014, as specified in this proposed resolution;
♦	with reference to the authorisation to purchase treasury shares; Related and consequent resolutions, to grant the Board of Directors with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate all powers necessary to execute the resolutions referred to in the previous points, taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions, as well as to provide the market disclosure required by legislation, including EU rules, and (if applicable) current accepted market practices;
♦	taking into account the Shareholders' Remuneration Policy approved by the Board of Directors of Eni S.p.A. on March 17, 2022:
i)	to approve the distribution of €0.88 in tranches of equal amount in September 2022, November 2022, March 2023 and May 2023 by way of and in place of the payment of the dividend for the year 2022;
ii)	to approve the use of available reserves for the payment of the €0.22 tranche in September 2022 and, if necessary for following tranches;
iii)	to delegate the Board of Directors to implement the above resolutions, verifying from time to time the existence of the legal conditions for the purposes of distributing the reserve.

(extraordinary part)

♦	taking into account the aforementioned Shareholders' Remuneration Policy:
-	to approve the reduction - with the methods and terms set out in art. 2445 of the civil code, as referred to in art. 13 of Law 342/2000 - of the “Revaluation reserve pursuant to law 342/2000" in the amount of €2,400,000,000.00;
-	to approve, for the aforementioned purpose, the use of €2,400,000,000.00 or, in the alternative – should formal requirements referred to in art. 2445 of the civil code do not allow the completion of procedures in time for the payment of subsequent tranches or for other reasons referred to in art. 2445 of the civil code - the use of other available reserves of Eni S.p.A.;

-	to delegate the Board of Directors to implement the above resolutions, verifying from time to time the existence of the legal conditions for the purposes of distributing the reserve.
♦	to cancel 34,106,871 treasury shares with no par value without changing the amount of the share capital and reducing the related reserve by the amount of €399,999,988.76 (equal to the carrying value of the cancelled shares) and related amendment of Article 5.1 of the By-laws granting to the Board of Directors – with the authority to delegate to the Chief Executive Officer - and for the latter to sub-delegate - all powers necessary to execute the resolutions referred to.

Eni’s Shareholders Meeting approved the proposal to update the Shareholders' Meeting Regulations as presented by the Board of Directors.

In addition Eni’s Shareholders Meeting resolved in favour of the second section of the Report on remuneration policy and remuneration paid - 2022 provided by Art. 123-ter, paragraph 4, of T.U.F. ("Remuneration and other information").

Finally, the Shareholders' Meeting rejected the proposed liability action presented by some shareholders.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +

80011223456 Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: amendment to 2022 financial calendar

Rome, 11 May 2022 – Eni announces the following amendment to the financial calendar published on 19 January 2022: following the resolution of the Shareholders’ meeting held on today’s date which resolved the distribution of €0.88 in tranches of equal amount in September 2022, November 2022, March 2023 and May 2023 by way of and in place of the payment of the dividend for the year 2022:

-	the resolution regarding the distribution of the first tranche of the dividend 2022 will be resolved by the Board of Directors at the meeting of 28 July 2022;
-	the resolution regarding the distribution of the dividend 2022 scheduled in Eni's financial calendar on 15 September 2022 is removed;
-	the resolution regarding the distribution of the second tranche of the dividend 2022 will be resolved by the Board of Directors at the meeting of 27 October 2022.

The first tranche of the 2022 dividend will be paid on the same dates already communicated to the market in relation to the payment of the interim dividend (payment 21 September 2022, with ex-dividend date 19 September 2022 and record date 20 September 2022).

The second tranche of the 2022 dividend will be paid on 23 November 2022, with a detachment date on 21 November 2022 and a record date on 22 November 2022.

The dates of the further distribution tranches of March 2023 and May 2023 will be communicated with the 2023 financial calendar.

The update of the 2022 dividend payment calendar is consistent with the new shareholder remuneration policy resolved by Eni's Board of Directors on 17 March and communicated to the market under the Capital Markets Day. This remuneration policy is aimed at sharing the value of Eni’s strategic progress and the improved scenario with investors.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com